

Mail Stop 4628

March 27, 2017

Thomas W. Stoelk
Chief Financial Officer & Interim Chief Executive Officer
Northern Oil & Gas, Inc.
601 Carlson Pkwy, Suite 990
Minnetonka, MN 55305

> **Re: Northern Oil & Gas, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 22, 2017**
> **File No. 333-216887**

Dear Mr. Stoelk:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Langford at 202-551-3193 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources